Bank of America, N.A.

Form SBSE-A

Amendment - SBSE-A/A

December 15, 2023

The following changes were made in this Amendment:

<u>Changes to Principals</u>

Susan Yung – Removed

Amy Littman – Removed

Douglas Charles Spell – Added as Head of a Business Unit, Division or Function

<u>Changes to Schedule B, Section II Item 13B</u>

MOSCOW EXCHANGE MICEX-RTS OAO – Removed from Execute or Trade section

EUROCLEAR UK & INTERNATIONAL LTD – Added to Custody, Clear, or Settle section

STANDARD CHARTERED BANK, JORDAN BRANCH – Removed from Custody, Clear, or Settle section